Filed pursuant to Rule 433

Registration Statement No. 333-180300-03 November 7, 2013

Credit Suisse Merger Arbitrage Liquid Indices

November 2013

Credit Suisse AG (“Credit Suisse”) and Credit Suisse Securities (USA) LLC (“CSSU”) are affiliated with the sponsor of the indices. The methodology and rules for the indices were developed by the sponsor, an affiliate of Credit Suisse and CSSU. The sponsor has the ability to take certain actions in connection with calculation of the indices, including actions that could affect the level of the indices. As a result, potential conflicts of interest may exist and none of Credit Suisse, CSSU and the sponsor has any obligation to consider any interests in taking any actions that may affect the level of the indices. Past performance is not a guarantee or indicator of future results. Please see “Selected Risk Considerations” for important disclosures regarding the data and information contained and the views and opinions expressed in this material.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, product supplement, if applicable, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of any securities and other considerations that are important in making a decision about investing in any securities that are linked to the indices. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Overview

§ Since its bottom in 2008, M&A activity has gained momentum as evidenced by increased deal volume

§ The Credit Suisse Merger Arbitrage Liquid Indices* are designed to provide exposure to a merger arbitrage strategy

§ Merger arbitrage could be an appropriate investment strategy in uncertain markets

* The Credit Suisse Merger Arbitrage Liquid Indices (“the Indices”) include the Credit Suisse Merger Arbitrage Liquid Index, Credit Suisse Merger Arbitrage Liquid Index (Net), the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) and the Credit Suisse Merger Arbitrage Liquid Risk Controlled Index.

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Content

§ The Merger Arbitrage Strategy

§ The Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net)

§ The Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

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The Merger Arbitrage Strategy

Premise

§ Designed to capture the spread, if any, between the price at which the stock of a company (the "Target") trades after a proposed acquisition is announced, and the price which the acquiring company (the "Acquirer") has proposed to pay for the Target§ Potential gains realized when deals are completed§ Potential losses incurred when deals break

Deal Types

§ When a merger transaction is announced, analyze the deal:

If the Acquirer proposes to buy the Target by exchanging only cash for the stock of the Target, the Strategy, as applied by the applicable index, will generally reflect a long position in the stock of the Target and no position in the stock of the Acquirer

If the Acquirer proposes to buy the Target by exchange of its own stock (and possibly cash) for the stock of the Target, the Strategy, as applied by the applicable index, will generally reflect a long position in the

Target’s stock and a proportional short position in the stock of the Acquirer based on the exchange ratio for the transaction

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Content

§ The Merger Arbitrage Strategy

§ The Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net)

§ The Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

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The Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Net Index”) and the Credit Suisse Merger Arbitrage Liquid Index

(Excess Net) (the “Excess Net Index”)

§ The Net Index and Excess Net Index attempt to employ the merger arbitrage strategy by using a quantitative methodology to track a dynamic basket of securities held as long or short positions (the “Index Components”) and cash weighted in accordance with the index rules to reflect publicly announced merger transactions in the United States, Canada and Western Europe that meet certain qualifying conditions.

§ The Excess Net Index is identical to the Net Index, except that the Excess Net Index is adjusted for the cost that would be incurred to borrow money to fund the notional long position in the index.

§ The Excess Net Index is the base index for the Risk Control Index (as defined herein).

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Price

Case Study: Stock Merger $45 Cash Deal

Carlyle Group's Acquisition of NBTY Inc.

$40

Deal

Price Deal Terms

Buy NBTY Inc 0.0 Payment Type: Cash

     @ $53.93 Deal Type: Private Equity LBO NBTY, Inc. Percent Owned: 0% Trades up to Percent Sought: 100% $53.74 ead $0.5 Nature of Bid: Friendly $30 Currency: USD r Announced Value: 3,812M

Sp $1.0 Cash Terms (per share): $55.00

Deal

Spread Captured, netting a 1.98% return, or 10.63% annualized

$1.5

$2.0

Deal Announced Index Enters Position Deal Completed

July 15, 2010 July 22, 2010 October 1, 2010

Source: Bloomberg and Credit Suisse

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Stock $45

Case Study: Merger Arbitrage Stock Deal

Schlumberger’s Valueacquisition of Smith Internationa~~l~~ $40

     Short 0.6966 shares of Schlumberger Fair for $61.42 for a fair value of $42.79

$0.0

$35 Deal Terms

     Payment Type: Stock $0.5 Deal Type: Company Takeover

Percent Owned: 0%

Buy 1 share of Smith

Percent Sought: 100%

International for

Nature of Bid: Friendly

$41.22 $ .0

$30 Currency: USD

Announced Value: 12,342M

Stock Terms (per share): 0.6966

Deal $1.5

Spread captured, netting a 3.80% return, yielding a 7.90% annualized return

$2.0

$2.5

Deal announced Index enters position Deal completed February 22, 2010 March 1, 2010 August 27, 2010

Source: Bloomberg and Credit Suisse

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ric €18 P

Case Study: k Merger Arbitrage Failed Deal

Freseniusc SE & Co.’s € acquisition of Rhoen-Klinikum AG

o

t Buy RHY S @ €21.36

€14

Deal Terms

€0 Payment Type: Cash

RHY Trades €12 Deal Type: Company Takeover up to €21.25 €2 Percent Owned: 0% Percent Sought: 100% Nature of Bid: Friendly

ead € € 10 4 Sell RH~~Y @ €1~~4.56, Currency: EUR netting a -31.84% loss Announced Value: EUR 3,705M

Spr Cash Terms (per share): €22.5

     €6 eal D €8 €10

     Deal Broken Index exits position Deal announced Index enters position September 3, 2012 September 11, 2012 April 26, 2012 May 4, 2012

Source: Bloomberg and Credit Suisse

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Construction Overview: Net Index and Excess Net Index

1

New deal announced

2

     Apply liquidity / arbitrage constraints

4 3 4

     What type Buy the Target Buy the Target Cash Stock of deal? Short the acquirer

5

Hold until completion/termination - gains realized or lost

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Summary of the Index Methodology: Net Index and Excess Net Index*

     n Narrow deal universe to include only United States, Canada and Western Liquidity European merger and acquisition deals with the following liquidity features:

Constraints – Target has market cap of > $500 M

– Target has sufficient trading volume (average monthly volume must be > $20million)

– Acquirer’s stock, in both stock and cash and stock deals, is easy to borrow

n Apply systematic constraints to ensure deals have arbitrage potential:

Arbitrage – Positive acquisition premium

Constraints – Offer is for substantially all shares outstanding of Target

– Acquirer does not already own substantially all of the Target’s shares

n Incorporate rebalancing procedure and risk constraints:

Daily – Rebalancing occurs when an index component is added to the applicable Index

     – Deals are sized based on a modified asset weighting and capping methodology Rebalancing – Leverage and short exposure are constrained

– Turnover is controlled through rebalancing procedures

* The above Index Methodology is a general summary of the rules governing the Net Index and Excess Net Index and exceptions to this summary may apply under certain defined circumstances. Please review the full description of the applicable Index in the applicable pricing supplement. In addition, the Excess Net Index is adjusted for the cost that would be incurred to borrow money to fund the notional long position in the index.

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0%

-20%

-40%

2012

v No

*Source: Credit Suisse. The above chart shows the daily long/short exposures of the Credit Suisse Merger Arbitrage Liquid Index aggregated to a monthly summary level.

Past performance is not a guarantee or indicator of future results.

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Content

§ The Merger Arbitrage Strategy

§ The Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net)

§ The Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

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Credit Suisse Merger Arbitrage Liquid Risk Controlled Index (the "Risk Control Index")

Description

- The Risk Control Index (Bloomberg ticker: CSLABM05 Index) is designed to provide varying levels of exposure to the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) (the "Base Index") (Bloomberg ticker: CSLABME Index) with volatility tied to a set volatility target. If the realized annualized volatility over the 30 business days between relevering days is less than the volatility target, the exposure to the Base Index is increased. If the volatility over the 30 business days between relevering days is greater than the volatility target, the exposure to the Base Index is decreased.
- The Base Index is an unfunded or excess return index. The maximum and minimum exposures to the Base Index within the Risk Control Index are set at 150% and 0%, respectively.
- The exposure to the Base Index is reset monthly using a target annualized volatility of 5%, but there can be no guarantee that the Risk Control Index will achieve this stated target.

Scenario Analysis (Risk Control Index)

Observed Volatility	30-day Volatility	Volatility Target	Comment
Below Volatility Target	3%	5%	If the 30-day realized annualized volatility of the index is lower than the volatility target, exposure to the Base Index will increase, up to a cap of 150%
At Volatility Target	5%	5%	If the 30-day realized annualized volatility of the index is equal to the volatility target, exposure to the Base Index will be 100%
Above Volatility Target	10%	5%	If the 30-day realized annualized volatility of the index is higher than the volatility target, exposure to the Base Index will be reduced, down to a minimum of 0%.

CREDIT SUISSE
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A rbitrage Liquid

Performance of the Indices*

Controlled Index S&P 500 Index

Sources: Credit Suisse and Bloomberg.

* The inception date of the Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) is June 30, 2010. The inception date of the Credit Suisse Merger Arbitrage Risk Controlled Index is February 24, 2011.

1 The Index rules were revised on September 1, 2010 and therefore, the applicable Index performance and index levels prior to such date do not reflect the modification of the Index rules that took place on that date.

Past performance is not a guarantee or indicator of future results.

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     p c p un u Fe A J Corre lat Deci on FeSt at

Performance of the Indices*

S&P 500 Index

Credit Suisse Merger

MSCI World (Net )

Index Credit Suisse Merger Credit Merger

Barclays US Aggregat e Index

Sources: Credit Suisse and Bloomberg.

*The inception date of the Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) is June 30, 2010. The inception date of the Credit Suisse Merger Arbitrage Risk Controlled Index is February 24, 2011.

1 The above graph and charts set forth the historical performance and statistics of the indices from February 24, 2011 through October 31, 2013. The indices include 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect any fees associated with any investment product.

Past performance is not a guarantee or indicator of future results.

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Summary – The Credit Suisse Merger Arbitrage Liquid Indices

Goals

§ Provide transparent exposure to the Merger Arbitrage Strategy

Apply a rules-based algorithm

Invest only in deals that meet the liquidity and arbitrage constraints

Selected Risk Considerations

§ An investment in any securities linked to the Indices involves significant risks. The selected risk considerations below are not intended as a complete description of all risks associated with the Indices or an investment in securities linked to any of the Indices. Prior to investing in any securities linked to the Indices, you should, in particular, review the risk factors sections in the applicable pricing supplement and any product supplement, if applicable, which set forth risks relating to an investment in such securities. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Indices.

§ Any securities will be subject to the credit risk of Credit Suisse AG (“Credit Suisse”). The payment of any amount due on any securities issued by Credit Suisse, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the securities, and therefore, are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s vie of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of any securities prior to maturity

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Summary – Risk Factors (continued)

§ Historical performance not indication of future performance. The future performance of any of the Indices cannot be predicted based on its historical performance.

§ Strategy risk. There is no assurance that the Indices or the strategy on which the Indices are based will be successful.

§ The Excess Net Index and Net Index contain an embedded fixed fee. Each of the Excess Net Index, which serves as the Base Index for the Risk Control Index and the Net Index contain an embedded fixed fee of 0.50% per annum, which applies regardless of the performance of such index.

§ Currency exchange risk. Securities linked to the Indices are subject to currency exchange risk due to their exposure to the performance of the applicable index which reflects the performance of certain foreign stocks.

§ Risks associated with non-U.S. securities. Securities linked to the Indices are subject to risks associated with non-U.S. securities markets through their exposure to the performance of the applicable index which reflects the performance of certain foreign stocks.

§ No assurance of any deals being completed. Any of the proposed merger transactions reflected in the Indices may not be completed which could adversely affect the performance of the Indices. In particular, in certain market conditions, it is possible that most or all of the deals would not be completed.

§ Limitations on stocks that can be included in the Indices. If the stock of any Acquirer included in the

Indices ceases to be “easy to borrow,” such stock will be removed from the Indices and will not be eligible for inclusion for one year. In addition, the Indices will only include deals in which the index sponsor is not, or one of its affiliates is not, an advisor in such transaction or otherwise materially involved with the Acquirer or Target at the time when a deal is considered for inclusion in the Indices.

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Summary – Risk Factors (continued)

§ The Excess Net Index and Net Index may not be fully invested in merger transactions and may reflect large cash positions. The Excess Net Index and Net Index (the “Merger Arb Indices”) will reflect large positions in cash if, at any time, only a few or no merger transactions meet the requirements for inclusion in the Merger Arb Indices. The methodology for each of the Merger Arb Indices set forth certain limits on the weight of any stock in the Merger Arb Indices. Since no stock can exceed such weight limit in the Merger Arb Indices, once the Merger Arb Indices have been populated with all stocks that are eligible for inclusion at any time, any remaining capacity in the Merger Arb Indices will reflect a cash position. The level of the Indices will not reflect the returns, if any, of the Merger Arbitrage strategy with respect to the portion of the applicable index that is invested in a cash position.

§ Economic and market factors. The value of the Indices will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

§ No guarantee that the Risk Control Index will achieve its target volatility. Although the Risk Control Index is designed to control the level of risk of the Base Index by establishing a specific volatility target, there is no guarantee that it will achieve its stated target of 5% annualized volatility.

§ Varying levels of exposure to the Base Index may adversely affect the level of the Risk Control Index.

Although the formula for the Risk Control Index is designed to control the level of risk of the Base Index, it could result in exposure to the Base Index of greater than or less than 100% and there is no guarantee that it will minimize any potential losses or maximize any potential gains.

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Summary – Risk Factors (continued)

§ Credit Suisse is affiliated with the sponsor of the Indices and certain of our employees or employees of our affiliates are members of the index committees. Conflicts of interest may exist. The methodology and rules for the Indices were developed by an affiliate of Credit Suisse. The Indices are rebalanced periodically by the index sponsor and the index sponsor is responsible for the calculations used to determine the level of the Indices. The index sponsor has the ability to take certain actions with respect to the calculations of the Indices, including actions that could affect the level of the Indices. Because determinations made by the index sponsor may affect the redemption amount, potential conflicts of interest may exist between Credit Suisse and the index sponsor and investors. In addition, because Credit Suisse’s employees or employees of our affiliates are members of the index committees for the Indices, potential conflicts of interest may exist between Credit Suisse and the committees. The index committees are the final authority on the Indices and the interpretation of the methodology of each of the Indices.

§ Exposures to short positions in the index components may adversely affect the level of the Indices.

Some index components will be negatively weighted (effectively reflecting a “short” position), and positive performance of index components that reflect a short position will have a negative impact on the level of the Merger Arb Indices. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any short position included in the Merger Arb Indices may appreciate substantially with an adverse impact on the level of such index.

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Summary – Risk Factors (continued)

§ No Rights in the Index Components. The Merger Arb Indices use a quantitative methodology to track a dynamic basket of index components and cash. Purchasers of any securities linked to the Indices will not have the rights that investors in the index components have. Purchasers will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any index component and will not be entitled to receive dividend payments or other distributions, if any, made on the index components.

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